EXHIBIT 23.1

LETTERHEAD OF DELOITTE LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 29, 2012, relating to the consolidated financial statements and consolidated financial statement schedules of Orient-Express Hotels Ltd. and subsidiaries and the effectiveness of Orient-Express Hotels Ltd. and subsidiaries’ internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in the Annual Report on Form 10-K of Orient-Express Hotels Ltd. and subsidiaries for the year ended December 31, 2011.

/s/ DELOITTE LLP
DELOITTE LLP

London, England
August 8, 2012